

Mail Stop 7010

March 12, 2009

Via U.S. mail and facsimile

Mr. Robert J. Whelan
Chief Financial Officer
Eaton Vance Corp.
255 State Street
Boston, Massachusetts 02109

> RE: Form 10-K for the fiscal year ended October 31, 2008
>   Form 10-Q for the period ended January 31, 2009
>   File No. 1-8100

Dear Mr. Whelan:

   We have reviewed your response letter dated March 5, 2009 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED OCTOBER 31, 2008

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Management's Discussion and Analysis, page 21

Assets Under Management, page 22

2. We note your response to prior comment 4. In a similar manner to your response,
    please disclose that an investor has the ability to redeem shares at any time, without
    any significant prior notice and that there are no lockup periods or gates in
    redemptions in the products you manage. It is unclear why you would not be able to
    quantify and disclose information regarding any known significant changes in assets
    under management occurring subsequent to your latest balance sheet date but prior to
    the date of your filing, which at a minimum could include actual redemptions during
    this period. Your disclosures should also discuss any known trends in redemptions or
    notice of expected redemptions within MD&A.

Critical Accounting Policies and Estimates, page 41

3. We note your response to prior comment 7. In a similar manner to your response,
    please disclose herein or elsewhere in your filing that your assets under management
    consist mainly of securities that are actively traded. Please consider disclosing the
    percentage of assets under management for which you estimate fair value.

Goodwill and Intangible Assets, page 42

4. We note your response to prior comment 8. Please also consider disclosing the
    following:
    *   How you determine how much to weight each method in your weighted average
        fair value calculation, including whether they are consistently weighted period
        over period;
    *   A qualitative and quantitative description of the material assumptions used and a
        sensitivity analysis of those assumptions based upon reasonably likely changes;
        and
    *   How the assumptions and methodologies used in the current year have
        significantly changed since the prior year highlighting the impact of any changes.

Financial Statements

Notes to the Financial Statements

Note 1. Summary of Significant Accounting Policies

General

5. We note your response to prior comment 10. In a similar manner to your discussion
    of the spread-load commission pricing structure, please disclose how you account for

each of the following pricing structures: front-end load commission; level-load commission; and institutional no-load. Please disclose how and when you record revenue related to each of these structures.

Note 4. Investments, page 64

6. We note your response to prior comment 12. You state that the second step of the impairment test will be performed to measure the amount of the impairment loss if the carrying amount of the investment exceeds its calculated fair value. Please clarify each of the two steps that you perform and how they comply with the guidance of APB Opinion No. 18.

FORM 10-Q FOR THE PERIOD ENDED JANUARY 31, 2009

General

7. Please address the above comments in your interim filings as well.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Accounting Branch Chief